The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

June 29, 2005




Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding the Ordinary General Meeting of Shareholders

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Tsukasa Tanigawa
Title: Joint General Manager

On 29th June, 2005, The Sumitomo Trust and Banking Company, Limited ("Sumitomo Trust") sent to its shareholders a Notice of Resolutions of the Ordinary General Meeting of Shareholders of Sumitomo Trust held on 29th June, 2005 (the "Notice"). English translations of the Japanese original text of the Notice are displayed on this website solely for the purpose of convenience for the user of this website. Sumitomo Trust does not represent or warrant that the information displayed on this website (the "Information") provides complete and accurate information as to the material information in the Notice. No warranty is given to the user of this website as to the accuracy or completeness or timeliness of the Information. In order to know accurately and completely the information contained in the Notice, it is necessary to read the Notice. The shareholders of Sumitomo Trust are requested to refer to the complete text of the Notice. The original Japanese text of the Notice should be available to shareholders outside Japan at their respective sub-custodians in Japan.

Neither the provision of the Information by way of this website nor any part of the Information shall be deemed to be an offer to purchase or sell, or a solicitation of an offer to purchase or sell, any securities, nor shall it be deemed a recommendation for or an endorsement of investment by Sumitomo Trust. Neither Sumitomo Trust nor any of its directors, officers, employees, agents, affiliates and assigns shall be liable to any person for any losses, damages, costs or expenses of whatever nature arising out of, or in any way related to, any errors to, delays in, ambiguities of, omissions from or alterations to, the Information or for any reliance by such person on any part of the Information.

(TRANSLATION)

29th June, 2005

To Shareholders:

Yutaka Morita
President and Director
The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome, Chuo-ku, Osaka

NOTICE OF RESOLUTIONS OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the following matters were reported or resolved at the 134th Ordinary General Meeting of Shareholders of The Sumitomo Trust and Banking Company, Limited (the "Bank") held on the date hereof:

Matters reported:

1. Matters concerning the report on the consolidated balance sheet as of 31st March, 2005, the consolidated profit and loss statement and the business report for the 134th fiscal term (from 1st April, 2004 to 31st March, 2005), and the results of the audit of the accounting auditors and the Board of Statutory Auditors concerning the consolidated financial statements
2. Matters concerning the report on the balance sheet as of 31st March, 2005 and the profit and loss statement for the 134th fiscal term (from 1st April, 2004 to 31st March, 2005)

The above matters were reported.

Matters resolved:

Agenda Item No. 1: Matters concerning the approval of the proposed Statement of Appropriation of Retained Earnings for the 134th fiscal term

The matter has been resolved and approved in accordance with the original proposal. The dividend for ordinary shares is resolved to be ¥12 per share.

Agenda Item No. 2: Matters concerning the partial amendment of the Articles of Incorporation

The matter has been resolved and approved in accordance with the original proposal. The amendments are set forth below:

(The amended sections are underlined.)

Articles of Incorporation before Amendment	Articles of Incorporation after Amendment
(Total Number of Shares Authorized to be Issued) **Article 5.** The total number of shares authorized to be issued by the Company shall be three billion, two hundred and six million, and four hundred and sixty thousand (3,206,460,000) shares, of which three billion (3,000,000,000) shares shall be ordinary shares and two hundred and six million, and four hundred and sixty thousand (206,460,000) shares shall be preference shares; provided, however, that in case of cancellation of shares or conversion of preference shares to ordinary shares, the number of the shares or the preference shares set forth above shall be reduced by the number of the shares so cancelled or the preference shares so converted.	*(Total Number of Shares Authorized to be Issued)* **Article 5.** The total number of shares authorized to be issued by the Company shall be three billion, and one hundred and twenty five million (3,125,000,000) shares, of which three billion (3,000,000,000) shares shall be ordinary shares and one hundred and twenty five million (125,000,000) shares shall be preference shares; provided, however, that in case of cancellation of shares or conversion of preference shares to ordinary shares, the number of the shares or the preference shares set forth above shall be reduced by the number of the shares so cancelled or the preference shares so converted.
(Record Date) **Article 7.** The Company shall deem any shareholder (including the beneficial shareholders registered in the record of the register of beneficial shareholders in writing or in magnetic form; hereinafter the same shall apply) who appears in the record of the Register of Shareholders in writing or in magnetic form as of the end of each fiscal year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for the fiscal year concerned. In addition to the preceding paragraph, whenever necessary, the Company may fix a record date upon giving prior public notice.	*(Record Date)* **Article 7.** With respect to the shares issued by the end of each fiscal year, the Company shall deem any shareholder (including the beneficial shareholders registered in the record of the register of beneficial shareholders in writing or in magnetic form; hereinafter the same shall apply) who appears in the last record of the Register of Shareholders in writing or in magnetic form as of the end of each fiscal year to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders for the fiscal year concerned. With respect to the shares issued during a period from the day immediately following the end of the fiscal year to the date of the ordinary general meeting of shareholders, the Company shall deem any shareholder who appears in the record of the Register of Shareholders in writing or in magnetic form as valid as of the issuance of the relevant shares to be a shareholder who is entitled to exercise voting rights at the ordinary general meeting of shareholders concerned. In addition to the preceding paragraph, whenever necessary, the Company may fix a record date upon giving prior public notice.
(Chairman of Meetings) **Article 11.** The President-Director shall act as chairman at all general meetings of shareholders.	*(Chairman of Meetings)* **Article 11.** The Director predetermined by resolution of the Board of Directors shall act as chairman at all general meetings of

Should the President-Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.	shareholders. Should such predetermined Director be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors.
(Number of Directors) **Article 15.** The Company shall have not more than twenty (20) Directors.	*(Number of Directors)* **Article 15.** The Company shall have not more than fifteen (15) Directors.
<New Article>	*(Removal)* **Article 16-2.** Directors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Directors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.
(Board of Directors) **Article 17.** The Board of Directors shall consist of all the Directors of the Company. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she be unable to act, the President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors. Convocation notice of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least one (1) week prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. Except as otherwise provided by laws or regulations, all resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting of the Board of Directors, which Directors present shall constitute a majority of all Directors. The substance of proceedings and the results thereof at a meeting of the Board of	*(Board of Directors)* **Article 17.** The Board of Directors shall consist of all the Directors of the Company. The Chairman of the Board of Directors shall convene and act as chairman at all meetings of the Board of Directors. Should the office of the Chairman of the Board of Directors be vacant, or should he or she be unable to act, the President-Director shall so act, and should the President-Director also be unable to act, one of the other Directors shall so act in accordance with an order of priority predetermined by a resolution of the Board of Directors. Convocation notice of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor at least three (3) days prior to the day set for such meeting; provided, however, that in case of emergency such period may be shortened. Except as otherwise provided by laws or regulations, all resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting of the Board of Directors, which Directors present shall constitute a majority of all Directors. The substance of proceedings and the results thereof at a meeting of the Board of

Directors shall be recorded in the minutes and the chairman of the meeting and the Directors and Statutory Auditors present thereat shall affix their names and seals thereto.	Directors shall be recorded in the minutes and the chairman of the meeting and the Directors and Statutory Auditors present thereat shall affix their names and seals thereto.
<New Article>	*(Removal)* **Article 24-2.** Statutory Auditors may be removed by a resolution at a general meeting of shareholders. A resolution for the removal of Statutory Auditors provided for in the preceding paragraph shall be adopted by two-thirds (2/3) or more of the voting rights of the shareholders present at a general meeting of shareholders who hold one-third (1/3) or more of the voting rights held by all the shareholders.

Agenda Item No. 3: Matters concerning the election of eleven (11) Directors

Messrs. Atsushi Takahashi, Yutaka Morita, Takaaki Hatabe, Jiro Araki, Hideo Fujii, Masao Shibuya and Ikuho Inoue have been re-elected to reassume their office and Messrs. Masahiko Nakai, Masaru Suzuki, Tomoaki Ando and Hitoshi Tsunekage have been newly elected to assume their office.

Agenda Item No. 4: Matters concerning the election of two (2) Statutory Auditors

Messrs. Hiroshi Noguchi and Koji Hirao have been newly elected to assume their office.

Agenda Item No. 5: Matters concerning the grant of retirement allowances to the Directors and the Statutory Auditors associated with the abolition of the retirement allowance system for Directors and Statutory Auditors

It has been resolved that, according to the abolition of the retirement allowance system for Directors and Statutory Auditors, final retirement allowances be paid to the retiring Directors and the Directors reassuming office, Messrs. Hitoshi Murakami, Atsushi Takahashi, Yutaka Morita, Takaaki Hatabe, Toshiharu Sakurai, Kazuo Miyakawa, Jiro Araki, Hideo Fujii, Masao Shibuya, Ikuho Inoue and Yukio Aoyama (eleven persons in total) and to the retiring Statutory Auditors and the Statutory Auditors in office, Messrs. Eiichi Tanabe, Masaru Suzuki, Koichi Takamura, Tsuneo Hiroe and Hitoshi Maeda (five persons in total), in respective amounts not exceeding the applicable amounts to be determined in accordance with the Bank's internal rules. The shareholders approved (i) the timing of such payment being at the retirement of each Director or Statutory Auditor; and (ii) the grant of discretion to the Board of Directors to determine the actual amounts, method and related details of the payments to the Directors, and to the consultation among Statutory Auditors to determine these details of the payments to the Statutory Auditors, respectively.

At the Board of Directors' Meeting held on the same day, Mr. Atsushi Takahashi was elected to assume the office of the Chairman of the Board of Directors and Mr. Yutaka Morita was elected to assume the office of the President and Director, respectively, and the Executive Officers were elected and each took office as follows:

Senior Managing Executive Officer (also, Director)	Mr. Takaaki Hatabe
Senior Managing Executive Officer (also, Director)	Mr. Jiro Araki
Senior Managing Executive Officer (also, Director)	Mr. Hideo Fujii
Senior Managing Executive Officer (also, Director)	Mr. Masao Shibuya
Senior Managing Executive Officer (also, Director)	Mr. Ikuho Inoue
Managing Executive Officer (also, Director)	Mr. Masahiko Nakai
Managing Executive Officer	Mr. Masakiyo Inoue
Managing Executive Officer	Mr. Akio Otsuka
Managing Executive Officer	Mr. Kiyoshi Mukohara
Managing Executive Officer (also, Director)	Mr. Masaru Suzuki
Managing Executive Officer	Mr. Teruhiko Sugita
Managing Executive Officer	Mr. Hiroaki Okuno
Managing Executive Officer (also, Director)	Mr. Tomoaki Ando
Managing Executive Officer (also, Director)	Mr. Hitoshi Tsunekage
Executive Officer	Mr. Tadashi Chida
Executive Officer	Mr. Nobuyuki Wakuta
Executive Officer	Mr. Takashi Fukazawa
Executive Officer	Mr. Hidehiko Asai

Executive Officer	Mr. Yoshio Nakabayashi
Executive Officer	Mr. Norihiro Katada
Executive Officer	Mr. Takashi Matsui
Executive Officer	Mr. Mitsuru Nawata
Executive Officer	Mr. Shuichi Kusakawa
Executive Officer	Mr. Rikiya Hattori
Executive Officer	Mr. Hideo Amemiya
Executive Officer	Mr. Sumikazu Tsutsui